EXHIBIT C

TABLE OF PURCHASES
OF NOVA CHEMICALS CORPORATION.

PURCHASES

DATE	NUMBER OF SHARES	PRICE PER SHARE IN CANADIAN DOLLARS
July 28 31 August 01 19 22 September 19	10,000 1,900 4,000 100 100,000 50	28.77 28.45 28.08 29.13 30.06 29.56

SALES

DATE	NUMBER OF SHARES	PRICE PER SHARE IN CANADIAN DOLLARS
August 18 26 29 September 18 23	200 100 119,400 200 293,700	28.94 29.99 29.99 29.30 28.79

Purchases and Sales effected in Canada